CANNEX CAPITAL HOLDINGS INC.
1241 Alberni Street
Vancouver, BC V6E 4R4
www.cannexcapital.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

The annual general and special meeting (the "Meeting") of both the holders of the Common Shares (the "Common Shareholders") and the holders of the Class A Shares (the "Class A Shareholders") (together "all Shareholders") of Cannex Capital Holdings Inc. (the "Company") will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, BC, on, December 18, 2018 at 10:00 a.m. (Pacific Time), for the following purposes:

1.

All Shareholders will receive the consolidated financial statements for the Company’s financial years ended April 30, 2018 and April 30, 2017 with the report of the auditor of the Company thereon together with the related management discussion and analyses;

2.	The Common Shareholders will be asked to elect directors of the Company for the ensuing year;

3.	All Shareholders will be asked to appoint an auditor of the Company for the ensuing year;

4.

All Shareholders will be asked to consider, and if thought fit, to approve an ordinary resolution to ratify the adoption of the Advance Notice Policy, as detailed in the accompanying Information Circular; and

5.

All Shareholders will be asked to consider, and if thought fit, to approve the special resolution to authorize and approve an alteration to the Articles of the Company to include the Advance Notice Provision, as detailed in the accompanying Information Circular.

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice together with a form of proxy and a financial statements request form. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

An unregistered (beneficial) shareholder who plans to attend the Meeting must follow the instructions set out in the Information Circular to ensure that their shares are voted at the Meeting. If you hold your shares in a brokerage account you are an unregistered (beneficial) shareholder.

DATED at Vancouver, British Columbia, this 16th day of November, 2018.

BY ORDER OF THE BOARD

"Anthony Dutton"

Anthony Dutton
Chief Executive Officer